Exhibit 4.3

Pulsenmore Ltd.

Compensation Policy for Company Officers

א.	Background; Purpose of the Document

1.	The company attaches great importance to the human factor at all levels of the company, and in particular to officers at the management level of the company. Therefore, it is very important to properly and appropriately compensate the company’s officers for their contribution to its business success, taking into account, among other things, the areas of responsibility of the officers and the company’s risk management policy.

2.	The company has established a compensation policy for executives that takes into account improvements in the company’s business processes and conduct in its business environment and encourages increased profitability over time. The compensation policy was determined in a manner consistent with the company’s business strategy, as well as in a manner intended to increase the sense of identification of the officers with the company and its activities, increase their satisfaction and motivation, and retain high-quality officers in the company over time.

3.	The compensation policy was established in accordance with the principles set forth in the Companies Law, 5759-1999 (the “Companies Law”).

4.	It should be emphasized that this document does not establish any rights for the officers to whom the remuneration policy principles apply or for any other third party. The company is not obligated to grant the officers the components specified in the remuneration policy, in whole or in part, and is not obligated to grant the maximum rate set for any of the remuneration components. The remuneration components to which an officer will be entitled will be only those approved for him individually by the authorized bodies of the company (the remuneration committee, the board of directors, and the general meeting, as applicable, and subject to the provisions of any law).

5.	This policy should not be construed as exhaustive of all legal provisions. This compensation policy does not replace or detract from the provisions set forth in existing laws and regulations. The definitions and terms in this policy shall have the meanings assigned to them in the Companies Law, unless otherwise defined in the compensation policy.

6.	The compensation policy shall apply to compensation approved from the date of adoption of the policy by the company onwards. It should be noted that the compensation policy does not affect the company’s existing engagements with officers.

7.	This policy is written in the masculine form but refers to both men and women.

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ב.	Remuneration Policy Principles

The terms of office and employment of officers in the company will be determined with consideration and in accordance with the following principles:

8.	When reviewing and approving the terms of office and employment of an officer, the Compensation Committee and the Board of Directors shall consider all components of compensation, including monthly salary, fringe benefits, bonuses and grants, equity compensation, retirement benefits (grants, payments, rewards, compensation, or any other benefit provided to the office holder in connection with the termination of his or her position in the company, including a notice period), as well as any benefit, payment, or commitment to pay or provide such a benefit, if any, provided due to such tenure or employment.

9.	The Compensation Committee and the Board of Directors shall examine the economic value of the entire compensation package, taking into account the company’s financial results and, to the extent that it is based on targets, an examination of those targets.

10.	Furthermore, in accordance with the company’s risk management policy, it must be ensured, as far as possible, that the components of the remuneration are challenging, but do not encourage risk-taking beyond the range of risk that the company desires or the performance of actions that constitute a conflict of interest for the company.

11.	When reviewing and approving the terms of office and employment of an office holder, the compensation committee and the board of directors shall consider, among other things, the office holder’s education, skills, expertise, professional experience, and achievements within the company (if employed prior to the date of approval) and outside the company. In addition, if required by the Compensation Committee or the Board of Directors, comparative data will be presented regarding officers in public companies that are as similar as possible to the Company and whose shares are traded on the Tel Aviv Stock Exchange Ltd.

When approving the terms of office and employment of an officer appointed to the company for the first time, certificates and documents attesting to the officer’s education and professional experience shall be presented to the members of the Compensation Committee and the Board of Directors, to the extent possible.

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12.	Once a year, no later than February, the Compensation Committee shall review the amounts specified in the policy and consider updating them in accordance with market data.

13.	Remuneration ratio

13.1.	When determining the terms of office or employment, the Compensation Committee and the Board of Directors (as applicable, as the case may be) shall review the ratio between the cost of the terms of office and employment of the office holder and the cost of the salaries of the rest of the company’s employees, and shall indicate whether, in their opinion, this is an appropriate and reasonable ratio considering the nature of the company, its size, its workforce mix, and its field of activity.

13.2.	As of the date of approval of this policy, the ratio between the average cost of the terms of office and employment of the chairman of the board, the company’s CEO, and non-director officers (based on their salary cost for a 100% position in the company) and the average and median salary costs of the company’s other employees are as follows:

	Average	Median
Company CEO	540%	667%
Active Chairman of the Board	900%	1111%
Other officers	326%	402%
Vice President Overseas	240%	296%

The Compensation Committee and the Board of Directors believe that these ratios are reasonable, fair, and justified given the nature of the positions held by the officers and their areas of responsibility, and that these ratios do not adversely affect labor relations within the company.

13.3.	The ratio between the variable and fixed components to be paid to the office holder will be determined in accordance with the company’s risk management policy and the objectives of this policy. The alignment between the remuneration components will be reflected in appropriate payment while encouraging measured risk-taking that will improve the company’s performance. In any given year, the maximum variable component ratio shall not exceed: [1]

Maximum variable components
Company CEO	350%
Active Chairman of the Board	350%
Other officers	183%
Vice President Overseas	18%

[1]	It should be emphasized that this refers only to the planned ratio, assuming receipt of the full annual grant determined for each of the officers in the company or in the relevant subsidiaries. The actual ratio in a given year between the components of the compensation package may differ due to underperformance or overperformance, which may affect the variable compensation as described in this policy. In calculating the ranges described above, special bonuses, retirement bonuses, adjustment bonuses, and the like were not taken into account.

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14.	Insignificant change in terms of office and employment

14.1.	A non-material change in the terms of office and employment of the company’s CEO (who is not a director) will be approved by the compensation committee and the company’s board of directors only, subject to the condition that the terms of office and employment of the company’s CEO after the said change are in line with the compensation policy. In the case of a CEO who is a director and/or controlling shareholder, the approval will be made in accordance with the law.

14.2.	A non-material change in the terms of office and employment of a vice president or other subordinate officer of the CEO shall be approved by the CEO of the company alone, subject to the condition that the terms of his office and employment after the said change are consistent with the remuneration policy.

For the purposes of this policy, a “non-material change” shall be deemed to be a change of up to ten percent (10%) in relation to the approved compensation package (cumulatively over the entire compensation policy period) and provided that it does not exceed the ceilings specified in this policy.

ג.	Fixed Components

15.	The maximum monthly base salary (gross, excluding benefits and social security) (“base salary”) for company executives is as follows:

Position	Maximum monthly base salary for 100% position
CEO	NIS 130,000
Active Chairman of the Board	NIS 130,000
Other position (except director)	NIS 75,000
Vice President abroad	$25,000

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16.	The base salary of each officer will be reviewed by the Compensation Committee and the Board of Directors from time to time and updated as necessary, after reviewing it against the company’s business situation and the workforce employed at that time and, if necessary, against external market conditions.

17.	Officers employed under an employment agreement (i.e., not providing management services under a management agreement with a company they own) will be entitled to social benefits customary in the labor market for senior executives and in accordance with company practice, such as contributions to a provident fund, pension and executive insurance for benefits and compensation, which shall not be less than the contributions stipulated by law, contributions to a study fund, disability insurance, vacation, sick leave, and convalescence pay.

It should be clarified that for officers serving under a management agreement with a company they own, there will be no employer-employee relationship with the company and they will not be entitled to the conditions set forth in this section, as these are included in the management fees as stated. The inclusion will be made by adding 30% to the accepted gross salary as compensation for the lack of social benefits. In addition, an additional amount will be added based on a calculation of additional benefits waived by the officer (e.g., a grade 6 vehicle).

18.	The terms of service and employment for officers, whether serving in the company under a management agreement or employed as salaried employees of the company, may include additional benefits, including: A vehicle (in kind, under an operating lease or in value) and vehicle expenses as customary for officers of their rank, vehicle and telephone allowances, study fund allowances above the tax exemption ceiling, 13th month salary, telephone and mobile phone expenses (including travel expense reimbursement), entitlement to sick pay from the first day of absence, annual leave, holiday gifts, medical examinations, etc.

In addition, office holders may be entitled to reimbursement/payment of reasonable expenses incurred in the course of their duties in accordance with company policy as determined from time to time, including hospitality and per diem expenses incurred in the course of their duties in accordance with company procedures. There is no ceiling on the amount of such reimbursement.

The company shall be entitled to deduct any tax imposed on the office holder in respect of any component or components of the remuneration, including any benefit granted to him/her.

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ד.	Variable components

19.	The company may grant officers an annual bonus based on parameters and targets set out in a bonus plan or individually for each officer or as part of their employment or service agreement, for each year or longer period, at the discretion of the body authorized to set the targets. The annual bonus for officers will be based on measurable and qualitative targets, or any combination thereof.

The quantitative indicators will be determined in advance, while performance evaluation based on qualitative indicators will be reviewed retrospectively. The board of directors may decide to change the targets for any of the company’s officers after the recommendation and approval of the compensation committee. It is clarified that targets will be changed retroactively only if there are special circumstances (e.g., a change in role during the year, a change in the company’s activities or assets, entry into new projects, execution of material transactions during the year, requiring the officer to divert his or her managerial attention to them) or material events that have occurred, justifying the change in targets, as required by the circumstances or special events, all without prejudice to the company’s interests.

The relative weight of the personal goals and qualitative goals out of the total goals for the bonus will be as follows:

Position	Relative weight
	Measurable personal goals	Measurable company-level goals	Qualitative goals
Company CEO	Up to 40%	Balance	Up to 10%
Other officer (except director)	Up to 70%	Balance	Up to 10%

However, the scope of the grant to the company’s CEO, based on qualitative targets at the company’s discretion, shall not exceed three (3) times the base salary.

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20.	Measurable targets

Measurable targets will include one or more of the following:

20.1.	Company-level targets: These will include measurable components that the Compensation Committee will select at the beginning of each year for that year’s bonus from among components such as those listed below: cash flow, net profit, EBITDA, operating profit, pre-tax profit, sales, revenue, orders received, operational targets, strategic targets such as: meeting the schedule of significant projects, achieving significant milestones, entering into significant agreements, etc., as well as corporate governance targets and other general targets of the company. It should be noted that the above list is presented as an example and is not exhaustive, and that different positions may be assigned different targets.

20.2.	Personal goals: These will include measurable components that are directly affected by the activities of the relevant position holder, such as: an index of completion of milestones in significant projects; adherence to budget; marketing and sales goals as relevant to the specific position; an index of compliance with internal procedures and compliance with legal requirements.

In addition to the targets themselves, the relevant authorized body will determine guidelines or a numerical formula for calculating the levels of eligibility for the bonus in accordance with the achievement of the defined targets, such as a minimum eligibility threshold (below which no bonus will be paid for that target), relative eligibility and maximum eligibility for that target, and the relative weight of each of the selected targets. In the event that the relevant authorized body has not determined eligibility levels as described above, the calculation of the relative eligibility of the office holder for each target will be performed on a linear basis, so that the office holder will be eligible for the relative portion of the annual grant or the relative portion for each of the targets separately, as determined for him/her in accordance with his/her percentage of achievement of the targets (for example: meeting 80% of the targets (or a specific target) entitles the holder to 80% of the grant determined for full achievement of the targets (or the relevant target)).

21.	Qualitative targets

Performance evaluation, which will be carried out as customary in the company as part of the employee evaluation process and will also refer to non-financial or non-measurable criteria. The evaluation will refer, among other things, to the long-term contribution of the employee and his or her long-term performance.

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22.	Setting targets

22.1.	The company’s authorized bodies responsible for setting the measurable targets for which bonuses will be paid in a given year are as follows: With regard to the chairman of the board of directors or a director – the general meeting (except for the exceptions specified in this compensation policy); With regard to the company’s CEO – the compensation committee and the board of directors; With regard to other officers – the company’s CEO or the compensation committee or the company’s board of directors.

22.2.	The company bodies authorized to approve grants based on criteria that cannot be measured are as follows: With regard to the chairman of the board of directors or a director – the general meeting; With regard to the company’s CEO (who is not a director) and other company officers – the Compensation Committee and the Board of Directors.

22.3.	The meeting hereby authorizes, subject to its approval, the compensation policy and the officers mentioned in the above sections to set the targets.

23.	Threshold conditions for eligibility for an annual bonus

The relevant bodies shall determine one or more threshold conditions, such as: a percentage of the revenue target set in the annual work plan or a minimum profit amount or any other index, failure to meet which will prevent payment of part of the annual bonus based on measurable targets. However, in such cases, the Compensation Committee and the Board of Directors may decide, for reasons to be recorded, to pay part of the said grant, taking into account, among other things, events or circumstances that have occurred and justify such payment.

24.	Annual Bonus Ceiling

The maximum annual bonus for full-time company executives is as follows:

Position	Maximum annual bonus
Company CEO	NIS 780,000
Active Chairman of the Board	NIS 780,000
Other position (except director)	NIS 260,000
Vice President abroad	$100,000

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25.	Grant payment date

25.1.	The annual grant will be paid to office holders once a year, after receiving the approvals required by law, shortly after the approval of the company’s audited financial statements for the relevant year.

25.2.	The Compensation Committee may approve the advance payment of an annual bonus, or payment on account of the annual bonus (including on a regular basis as monthly or quarterly payments), as the Compensation Committee deems appropriate.

25.3.	The Company’s Board of Directors may approve, in relation to any of the officers, that the relevant annual bonus be paid in part or in full through equity instruments (in which case the restrictions set forth in Section 24 shall apply in relation to the value of the equity instruments on the date of issuance).

25.4.	An officer shall be required to repay to the company any amount overpaid (“repayment amount”) in respect of a bonus paid to him as part of the advance bonus referred to above, which in retrospect turned out to be ineligible for the officer, in whole or in part.

The company shall be entitled to offset the refund amount owed to it from any amount it is required to pay to the officer (even if the officer’s term of office has ended). In any case, the relevant authorized body shall determine the timing, manner, and conditions of such refund.

26.	One-time events

For the purpose of calculating the grants (including eligibility for grants), the Compensation Committee and the Company’s Board of Directors shall be entitled (but are not required to) exclude one-time events from the company’s financial results, whether such exclusion will increase the grant or create eligibility for a grant, or whether such exclusion will reduce the grant or result in no eligibility for a grant, depending on the nature of the event and its impact, as detailed below:

26.1.	Business changes: One-time transactions that are not part of the normal course of business, whether or not they were taken into account in advance when determining the company’s budget.

26.2.	Accounting changes: Changes in accounting standards during the year or in the interpretation of accounting bodies or the Securities Authority regarding their application, early adoption of accounting standards, change in the application of accounting policy, change in accounting classification, material changes in estimates, events requiring restatement of comparative figures for previous periods that have a material impact on the results for the reporting period, and so forth.

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For the avoidance of doubt, an accounting change that affects comparative figures for previous periods will not affect the remuneration actually paid in the years prior to the adoption of the change.

26.3.	Tax changes: Changes in tax rates, changes in legislation, regulations, or the position of the tax authorities in Israel, or an arrangement or ruling with the tax authorities, resulting in material changes in tax expenses or tax payments, changes in tax expenses or tax payments for previous years, whether due to an agreement or an order, and so forth.

26.4.	Force majeure events: Force majeure events or a general state of emergency or attacks on the company and its systems (including cyber attacks), etc.

27.	Eligibility of an employee who has terminated their employment

As a rule, an office holder who ceases to be employed by or provide services to the company during a calendar year shall be entitled to payment of the proportional part of the bonus for that year, according to the period of his or her term of office in that year, as well as the full bonus for predetermined targets that the office holder met or fulfilled at the end of his or her term of office. However, the company’s board of directors may decide, at its discretion, that the officer shall not be entitled to payment of the proportional part of the bonus.

28.	In the event that the company’s consolidated and audited financial statements are restated, such that the amount of the annual bonus payable to the officer for that year, calculated in accordance with the amended data, the officer would have received a grant in a different amount, the company shall pay the officer or the officer shall return to the company, as the case may be, the difference between the amount of the grant he received and that to which he was entitled due to the said amendment, within a period to be determined by the board of directors, which shall not exceed six (6) months (subject to the possibility of extending the period by up to six (6) additional months if the amount of the refund exceeds thirty percent (30%) of the officer’s annual base salary), provided that 12 quarters have not yet passed since the date of approval of the grant to the officer. It should be clarified that the restatement of data in the financial statements resulting from changes in the law, regulations, or accounting rules shall not be considered a restatement that would trigger the provisions of this section.

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29.	In addition, in special cases, the board of directors may reduce the annual grant or defer payment in whole or in part.

ה.	Special bonus

30.	The board of directors, after approval by the compensation committee, may decide to grant a special bonus for exceptional efforts or achievements by an officer of the company (“special bonus”).

31.	Each year, the amount of the special bonus shall not exceed an amount equal to twelve (12) salaries of the relevant officer. However, if the special bonus is given to the company’s CEO for discretionary goals that weren’t set in advance, the special bonus, together with any other discretionary bonus given to the company’s CEO that year, can’t be more than three (3) times the base salary.

For the avoidance of doubt, the special bonus is in addition to the ceilings set forth in Section 24 .

32.	IPO Bonus

The company has decided to exclude from this compensation policy any special bonus granted in connection with the company’s listing on the Tel Aviv Stock Exchange Ltd. The total special grants for this event, in relation to all officers of the company, shall not exceed twelve (12) times the base salary of the relevant officer.

Furthermore, if the company conducts an offering or registration for trading on a stock exchange outside of Israel in the future, the relevant authorized body shall be entitled to decide on the payment of a special grant to any of the officers (including the CEO) in an amount equal to up to twelve (12) times the base salary of the relevant officer.

For the sake of good order, the IPO bonuses referred to above are in addition to the ceilings set forth in Section 24 .

33.	Signing bonus

The company may grant a signing bonus of up to two (2) times the base salary of the relevant officer. For the sake of clarity, the signing bonus is in addition to the ceilings set forth in Section 24 . The officer may be required to return to the company all or part of the signing bonus granted to him if he leaves the company of his own accord within two years of the commencement of his employment (claw back).

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ו.	Equity compensation

34.	The Compensation Committee and the Company’s Board of Directors shall be entitled, subject to the provisions of the law, to grant to the Company’s officers, for the purpose of incentivizing the officers to increase the Company’s profits and for the purpose of strengthening the connection between the interests of the Company’s officers and its shareholders, restricted stock units (RSUs), performance shares (PSUs), stock options, phantom shares (options that can be settled in cash), non-recourse loans and loan guarantees for the purchase of company shares, all in accordance with a long-term compensation plan to be formulated and adopted by the company’s institutions from time to time. [2] As of the date of approval of this compensation policy, the company has an option plan for employees and officers, which was approved on September 26, 2019.

35.	The exercise price of the options will be determined by the board of directors for each grantee and as specified in the relevant allocation agreement, and, where relevant to the grantee, in accordance with the principles of the compensation policy, provided that, unless otherwise specified, the exercise price of options for assignees who are officers of the company will be determined in accordance with the average price of the company’s shares on the stock exchange during the thirty (30) trading days preceding the date of the board of directors’ decision approving the granting of the equity compensation for the first time to the assignee, but not less than the share price at the end of the last trading day preceding the date of the board of directors’ decision approving the granting of the equity compensation to the grantee for the first time.[3] The exercise price will be adjusted for dividend distributions.

36.	In the case of options, they may be exercised by way of cashless exercise, as determined by the board of directors.

37.	The annual value of the benefit on the date of grant (and in relation to equity compensation paid in cash, such as phantom shares, on the date of payment) shall not exceed:

Position	Annual benefit value ceiling
Company CEO	3 times annual salary
Active Chairman of the Board	3 times annual salary
Other position (except director)	1.5 times annual salary
Vice President abroad	1.5 times annual salary

The annual benefit value will be calculated on a straight-line basis over the vesting period .

2	All of the company’s securities will be listed for trading on the stock exchange. The listing of any securities allocated by the company under the compensation policy will be subject to the provisions of the regulations and guidelines of the stock exchange as they will be at that time.
3	The exercise price shall not be less than the minimum price set forth in the provisions of the regulations and guidelines of the stock exchange as they shall be at that time.

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38.	Unless the Board of Directors has determined otherwise with respect to a particular grantee or a particular grant (a determination which shall not be subject to shareholder approval, unless such approval is required by applicable law) and such provision has been included in the relevant grant agreement, then securities shall vest (become exercisable) over a period of four (4) years, with twenty-five percent (25%) of the total securities granted to that assignee maturing and becoming exercisable after every twelve (12) full months of continuous service by the assignee.

39.	The Board of Directors may determine that in the event of a merger of the Company (a merger of the Company with or into another corporation, or the sale of all or substantially all of the Company’s assets or shares) or a change in control of the Company, all or part of the balance of securities that have not yet matured will be accelerated.

40.	The exercise period for each matured security shall be up to seven (7) years from the date of its grant (or a shorter period as determined by the company’s officers).

41.	The Compensation Committee shall be entitled to condition the vesting of all or part of the securities on the achievement of additional targets to be determined at the time of allocation, and to determine conditions under which an officer may be disqualified from receiving securities that have not yet vested.

ז.	Termination of office

42.	All office holders shall be entitled to the release of funds accumulated on their behalf and in their name in designated pension and severance pay funds.

43.	All officers shall be entitled to severance pay in accordance with the requirements of the Severance Pay Law.

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44.	Company officers shall be entitled to a period of advance notice in terms of salary upon termination of their employment (provided that their termination is not under circumstances that do not entitle them to severance pay) as described in the table below:

	Maximum advance notice	Maximum notice period in the event of a change of control or merger
CEO	6 months’ gross base salary	6 months’ gross base salary
Active Chairman of the Board	3 months’ gross base salary	3 months’ gross base salary
Other officers (including vice presidents abroad)	4 months’ gross base salary	4 months’ gross base salary

During the notice period, the officer is required to continue to be employed by the company, unless the CEO (with regard to an officer) or the chairman of the board (with regard to the CEO) or the general meeting (with regard to the chairman of the board) decides that he will not continue to perform his duties. During the notice period, the employer-employee relationship between the company and the office holder (or management services under a management agreement with a company owned by them) and therefore the office holder shall be entitled to all components of his compensation, including an annual bonus to which the office holder is entitled, unless the board of directors has decided otherwise as detailed in section27 above, and only if he continues to be employed by the company pro rata according to the actual period of employment in that year.

45.	The Compensation Committee and the Board of Directors are authorized to determine for an officer (either in advance or during his employment) a non-competition and adjustment retirement bonus, provided that the officer has been employed by the company or has provided its services for at least four (4) years. In determining the amount of the retirement grant, the following considerations shall be taken into account: the term of office or employment of the office holder, the terms of his or her office and employment during that period, the company’s performance during that period, the office holder’s contribution to the achievement of the company’s goals and profits, and the circumstances of the retirement. Eligibility for a retirement grant as referred to in this section shall not be granted as a matter of routine, in accordance with the conditions set forth in this section, only if the Compensation Committee and the Board of Directors believe that, under the specific circumstances, there is a special need to grant the grant.

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Retirement grants shall be limited to:

Retirement/non-competition/adjustment grant ceiling
CEO	9 months’ gross salary
Active Chairman of the Board / Director providing services to the company	9 months’ gross salary
Other officers (including vice presidents abroad)	4 months’ gross salary

For a chairman of the board or director providing services to the company, the retirement bonus ceiling will be calculated based on the scope of the position.

ח.	Indemnification, exemption, and liability insurance for officers

46.	The company’s officers and directors will be entitled to an officers’ liability insurance policy and letters of exemption and indemnification in accordance with the provisions of the law, as approved by the company and provided (if provided) from time to time.

47.	The main terms and conditions of the directors’ and officers’ liability insurance:

47.1.	The limit of liability shall not exceed $10 million per event and per annual insurance period, plus reasonable expenses.

47.2.	The premium and deductible shall be in accordance with market conditions in that year. The company shall consult with its external insurance advisors to establish such market conditions.

48.	Any purchase of such an officers’ insurance policy or its renewal during the term of the compensation policy shall not be subject to further approval by the company’s shareholders’ meeting, provided that the compensation policy has been approved by the company’s general meeting and the company’s compensation committee confirms that the policies purchased meet the conditions set out above , are in line with market conditions, and are not likely to have a material effect on the company’s profitability, assets, or liabilities .

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ט.	Director Compensation

49.	The company’s directors, including external directors and directors who are controlling shareholders or interested parties in the company, and except for directors who hold an active position (such as the chairman of the board of directors or a director who also serves as an officer of the company) or in an additional position in the company or who provide services to the company and receive remuneration for this, shall be entitled to remuneration and reimbursement of expenses in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses for External Directors), Tashas-2000, as determined by the company from time to time. A non-active chairman of the board of directors shall be entitled to remuneration of up to twice the remuneration paid to an ordinary director.

50.	Notwithstanding the foregoing, these actions shall not be considered a deviation from this policy, provided that, as required, the said actions have been duly approved by the required bodies in accordance with the provisions of the Companies Law:

50.1.	The director has waived all or part of the remuneration to which he or she is entitled;

50.2.	The bodies authorized by law have approved other or additional payment to the director for serving in an additional position in the company or in an affiliated company.

51.	The company may grant directors of the company, including outside directors, equity compensation in accordance with the limitations set forth in this compensation policy and subject to the provisions of any law , provided that the total value of the benefit to each director (except for directors who hold an active position, such as: the chairman of the board of directors or a director who also serves as an officer of the company) shall not exceed, on the date of grant, twice the basic annual compensation for each vesting year. With respect to directors serving in an active capacity, the benefit value limitation included in section37 above shall apply .

י.	Additional general provisions

52.	The officers to whom the compensation policy applies may be employees of the company or independent contractors who provide services to it, as well as employees or independent contractors of subsidiaries, provided that they are defined as officers of the company itself. If an officer provides services to the company as an independent contractor, the provisions of the compensation policy will apply with the necessary changes, the compensation to the officer will be paid against an invoice, and the compensation components will be normalized so that, from an overall financial perspective, they will be consistent with the provisions of this policy.

53.	The compensation policy will apply to compensation approved from the date of adoption of the policy in accordance with the provisions of the law and thereafter. It should be noted that the compensation policy does not affect the company’s existing engagements with officers.

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